
11005298


T.RowePrice
INVEST WITH CONFIDENCE


SEC MAIL PROCESSING
RECEIVED
MAR 07 2011
WASH, D.C.
189
SECTION



Enduring Principles

A LONG-TERM APPROACH TO EARNING CLIENT CONFIDENCE

T. Rowe Price Group Annual Report 2010





A long-term approach demands patience and perseverance. And its value reveals itself over time.

We believe the best way to help clients achieve their financial goals is to focus on the long term. To do that, we rely on enduring principles to guide us. The results of our efforts are not always instantaneous—but over time they help us earn the confidence of our clients.

Clients come first. Our success is a direct result of their success.

MEASURING CLIENT SUCCESS

Percentage of T. Rowe Price Funds Outperforming Lipper Average* as of 12/31/2010

ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
74%	86%	88%	84%



Henry Ellenbogen, 14 years of investment experience, and Jack Laporte, 41 years, work together to ensure a thoughtful transition of portfolio management. This process helps preserve continuity in our investment approach—and contributes to consistent performance for our clients.

Our client-centered philosophy has its origins in our founding. In 1937, Thomas Rowe Price, Jr., left his position at a brokerage firm to pioneer his own business. His core principle—the firm's success should follow from our clients' success—is the foundation of our investment approach, and it cements our dedication to client service across our company.

Putting our philosophy into practice begins with a concerted effort to understand client needs. Only then can we make informed investment decisions and develop appropriate solutions to serve them.

Ultimately, the success we achieve for our clients is measured in terms of investment performance over time. When we achieve investment success and superior service, it helps our firm steadily attract new clients and assets. And when our assets under management grow, it creates greater opportunities to attract top talent who then work to deliver even more client value. It is a powerful cycle—ensuring that the growth of our firm is a benefit of a job well done for clients.

*Based on cumulative total return, 127 of 171, 138 of 160, 120 of 136, and 74 of 88 T. Rowe Price funds (including all share classes and excluding funds used in insurance products) outperformed their Lipper average for the 1-, 3-, 5-, and 10-year periods ended December 31, 2010, respectively. (Source for data: Lipper Inc.)



中環
Central
金鐘
Admiralty
尖沙咀
Tsim Sha Tsui
佐敦
Jordan
油麻地
Yau Ma Tei
旺角
Mong Kok
太子
Prince Edward
深水埗
Sham Shui Po
長沙灣
Cheung Sha Wan
荔枝角
Lai Chi Kok
美孚
Mei Foo
荔景
Lai King
葵芳
Kwai Fong
3

Kes Visuvalingam, director of equity research in Asia, confers with Hong Kong-based analysts **Eric Moffett** (equity) and **Carolyn Chu** (fixed income). Our analysts look beyond standard sources such as earnings releases or conference calls and schedule frequent site visits and face-to-face meetings with company managers, suppliers, customers, and competitors.



大窩口
Tai Wo Hau
荃灣
Tsuen Wan

Investing in talent for the benefit of our clients is a constant—in any environment.

T. ROWE PRICE TALENT GROWTH DESPITE VOLATILITY



S&P 500
1,320
190
INVESTMENT
PROFESSIONALS
386
INVESTMENT
PROFESSIONALS
S&P 500
1,258
2000
2010

Data shown from 12/31/2000 through 12/31/2010

The financial strength and stability of our company means that we can look beyond short-term volatility to focus on the important work of investing for our clients over the long term. This includes continuously attracting world-class talent to expand our teams of portfolio managers, research analysts, and other investment professionals—even in down markets.

Because proprietary fundamental research is the foundation of our investment approach, our firm has built one of the largest and most comprehensive buy-side research organizations in our industry. Equity and fixed income analysts cover regions, sectors, and industries worldwide. They delve deeply for firsthand insights—visiting companies, meeting with managers, and observing conditions on the ground. To support their efforts, we maintain investment and research offices in Baltimore, London, Buenos Aires, Hong Kong, Singapore, Sydney, and Tokyo.

Our research professionals share their analysis and conclusions across the entire investment organization through a deliberately collaborative culture. It is a culture that prizes diversity of talent and thought—leveraging the unique abilities, backgrounds, and experiences of each associate. Teams of investment professionals analyze, debate, and thoughtfully vet ideas. In the end, this process helps ensure that our portfolio managers can implement the best ideas for client portfolios.

We've developed diverse capabilities for diverse clients. It's happened over time and with deliberate care.


INVESTMENT CAPABILITIES BUILT OVER TIME
ASSET ALLOCATION
INTERNATIONAL EQUITY
FIXED INCOME
U.S. EQUITY
1937
2010

Over the course of more than seven decades, our firm has expanded to serve individual investors, institutional investors, defined contribution plan sponsors and their employees, and financial intermediaries. These diverse groups of clients—combined with our diverse investment offerings—create many ways for us to intersect with client needs.

This diversity of both product and distribution is a durable source of strength and stability. It reduces our reliance on any single investment strategy or client segment, and it helps dampen market effects that are largely outside our control. As a result, we can sustain the ability to steadily reinvest in our capabilities for the benefit of our clients.

In 2010, we continued to broaden our global investment and service capabilities. We stepped up investment in our fixed income capabilities—analysis and attribution skills in particular and bolstered our research coverage of emerging markets. We also expanded operations in London, Hong Kong, and Australia.

We completed our acquisition of a 26% stake in UTI, India's fourth-largest asset management company. Also, to serve a growing number of clients in the Middle East, we opened a new office in Dubai.

Finally, T. Rowe Price continued enhancing its services for defined contribution plans, including the piloting of our new Retirement Income Manager[SM] tool. This tool helps plan participants model different income scenarios, establish installment payments, and monitor their income throughout retirement. It is a capability that we believe will have long-term value for our retirement plan clients and their employees.

Associates from across T. Rowe Price business lines—including **Thomas Berglund**, **James Zurad**, and **Hiroaki Endo**—gather to discuss the particular needs of global financial intermediaries. This working group is typical of the approach the firm takes to developing and refining capabilities for clients.



According to our second annual T. Rowe Price Parents, Kids & Money Survey, more than half of parents say their children ask them to discuss money issues. Our investment in financial literacy helps introduce kids—like these from the Boys & Girls Clubs of Harford County, Maryland—to the basics of financial life.

Helping others is at the heart of our mission—clients as well as the people in our communities.

INVESTING IN COMMUNITIES

$5 million+	750,000+	47%
IN GRANTS FROM THE T. ROWE PRICE FOUNDATION, INC.	HAVE EXPERIENCED THE GREAT PIGGY BANK ADVENTURE®*	IMPROVEMENT IN CARBON DISCLOSURE SCORE**

Our long-term perspective extends beyond our investment and business approach. It also informs our role as corporate citizens. Part of our mission is to make our impact on the global community positive—now and into the future. As a result, we voluntarily seek to enhance the quality and sustainability of life in our communities.

We seek to equip youth for success, empower individuals to improve their lives, and enrich community life through the arts. Associates give freely of their time and expertise through volunteer events as well as Board service. Meanwhile, the T. Rowe Price Foundation, Inc., provides direct grants to nonprofit organizations, and generous matching gift programs support associate giving to nonprofit organizations worldwide.

To support financial literacy, T. Rowe Price sponsors The Great Piggy Bank Adventure®—a live theme park experience at INNOVENTIONS at *Epcot*® at the *Walt Disney World*® Resort in Florida and an online game at thegreatpiggybankadventure.com. The experience and game bring core financial principles to life for children and their parents.

To create a more sustainable operating environment, we focus on reducing our carbon footprint and improving energy efficiency. New buildings and renovations are designed to achieve Silver LEED (Leadership in Energy & Environmental Design) certification. Also, associates volunteer regularly for environmental causes.

* T. Rowe Price and Disney Enterprises, Inc., are not affiliated companies.
** From 2008 to 2010, according to the Carbon Disclosure Project S&P 500 Reports.

Dear Stockholder:

While there were many twists and turns along the way, global financial markets and most asset classes fared well in 2010. T. Rowe Price also performed very well in what ultimately turned out to be a rewarding year for investors.

As global financial markets rose in 2010, our assets under management, net revenues, and earnings increased significantly over their 2009 levels. Our stock price also advanced, reflecting the solid underlying performance of the company. In light of our strong financial results, we increased the dividend in 2010, continuing our record of annual increases since our 1986 initial public offering (IPO). As you are aware, in February 2011 we announced another dividend increase. This will mark the 25th consecutive year since our IPO that we will have increased our annual dividend payout, a milestone achieved by only a very select number of firms around the world.

The year 2010 reminds us of the benefits of patience and perseverance when it comes to investing. The year began strongly with most financial markets advancing sharply through April. In the late spring, however, the European sovereign debt crisis, the Gulf of Mexico oil spill, concerns about Wall Street regulation, and the May 6 "flash crash" combined to rattle the confidence of investors. Global equity markets declined precipitously over the next several months, while Treasury bonds rallied sharply. Beginning in the summer, however, in response to continued good economic news and the midterm election results, markets rebounded through the fall and into the end of the year. An enduring focus on meeting long-term client needs helps us maintain our sense of balance in such volatile markets.

MARKETS, PERFORMANCE, AND ASSET GROWTH

Stock markets around the world provided solid to very solid returns in 2010. U.S. equities performed very well, with the S&P 500 Index gaining about 15% as corporate earnings exceeded expectations and, reflecting improving confidence, investors tiptoed back into equities. U.S. small- and mid-cap stocks performed more strongly than the S&P 500. Stocks around the world also provided generally good returns, albeit at levels slightly behind the U.S. market. Most markets were positive, with Spain and Italy being notable exceptions. China was a major laggard as well. Fixed income markets generated good returns with corporate, high yield, and emerging market bonds providing the best performance. Money market fund returns were extremely low as short-term yields remained only slightly above 0%. As investment environments go, 2010 was a favorable time for most investors.

Against this backdrop, our investment professionals performed well as a vast majority of our funds and institutional investment strategies generated strong performance relative to appropriate Lipper, Morningstar, and institutional benchmarks. This was the case not only in 2010 but also over trailing 3-, 5-, and 10-year periods as well. Providing our clients with strong investment performance is the foundation of everything we do. A few of our most valuable performers deserve special recognition. Brian Berghuis and the mid-cap growth team have done such a good job for so long that we've stopped counting the years. Bob Smith, who formerly managed the Growth Stock Fund, shifted his focus to the International Stock Fund three years ago and, together with our international analysts, has done an outstanding job. Mark Vaselkiv leads a great high yield bond team that has distinguished itself with both institutional and retail clients. Greg McCrickard's results on our U.S. small-cap core strategy were impressive, as they have been throughout his 18 years of stewardship. Finally, we highlight Anh Lu's leadership of the Asian growth team and the solid performance of our Asia ex-Japan strategy.

The combination of solid investment performance and rebounding financial markets resulted in our assets under management reaching a record $482 billion as of December 31, 2010. The change in assets under management consists of two components: the increase (or decrease) in the market value of the investments we manage and new investment money from both existing and new clients. In 2010, both of these components were positive, with market appreciation and income of $60.4 billion and new client investments of $30.3 billion. Good performance and an intense focus on client service are difficult to achieve, but they lead to satisfied clients and are therefore the key ingredients necessary to make T. Rowe Price a rewarding investment for you.

FINANCIAL PERFORMANCE

As mentioned earlier, assets under management (AUM), net revenues, and earnings rose sharply in 2010. AUM rose to $482 billion at year-end, an increase from $391 billion at the end of 2009. Average AUM for the year was $423 billion versus $321 billion in 2009. As a result, net revenue rose to nearly $2.4 billion, a 27% increase over 2009's net revenues. Net income rose to $672 million versus last year's $434 million. Fully diluted earnings per common share increased 53% to $2.53, an increase from the $1.65 earned in 2009.

FINANCIAL HIGHLIGHTS

In millions, except per-share data

	2009	2010
Net revenues	$ 1,867	$ **2,367**
Net income	$ 434	$ **672**
Net cash provided by operating activities	$ 536	$ **733**
Basic earnings per common share	$ 1.69	$ **2.60**
Diluted earnings per common share	$ 1.65	$ **2.53**
Cash dividends per common share	$ 1.00	$ **1.08**
Stockholders' equity at December 31	$ 2,882	$ **3,297**

Our financial position strengthened during the year even as we continued to invest in our business. In February 2010, we increased our quarterly dividend by 8%. During the year, we repurchased almost 5 million shares of our common stock for approximately $240 million. The combination of dividend payments and stock buybacks amounted to a cash return to shareholders of approximately $500 million. Our historically strong liquidity position became even stronger as our short-term investments and the value of our mutual fund investments increased. We have no debt on our balance sheet, and stockholders' equity exceeds $3 billion for the first time. Reflecting improved profitability, our return on equity rose to 22%, which is notable in light of our conservative capital structure.

DEVELOPMENTS AND MILESTONES

Last year was a busy time not only for generating strong investment returns, but also for investing in the future. We spent $118 million on a range of capital investment and expansion projects. We continued to invest in our technology platform and have recently completed a new technology backup facility to help maintain our operations under virtually any conditions. In an effort to strengthen our investment and client service capabilities around the world, we expanded our operations in London, Hong Kong, and Australia and established a new presence in Dubai.

Early in 2010 we purchased a 26% ownership interest in UTI, a leading Indian asset manager, which will enhance our understanding of investing in India while providing us with exposure to a very large and growing market. We have every reason to believe this is an attractive long-term investment opportunity.

Over the last few years we have steadily added to our investment staff. In 2010, we added 32 new investment professionals to our global equity and fixed income teams. In addition, we hired a number of key client service and operating personnel around the globe to better serve our clients. Investing in talent for the benefit of our clients is one of our important enduring principles.

We would also like to recognize several notable milestones and transitions involving key associates. At our annual meeting last April, we recognized the outstanding 50-year service of Dorothy Jones. Devoting half a century to one organization in today's world is virtually unheard of, and Dottie has been a role model for all of us for many years. Dottie still brings tremendous energy to her job in compliance every day. We also want to recognize the retirements of two key individuals. Charlie Ober, who managed our New Era Fund and global natural resources strategy with distinction for many years, announced his retirement as of the end of 2010. Charlie was an outstanding member of our equity staff for 30 years. Mike Wyatt has managed our stable value business, which is an important part of our fixed income franchise. Mike is leaving us after nearly a decade of service. Thanks to both Charlie and Mike for working tirelessly on behalf of our clients. Tim Parker, who worked closely with Charlie as a research analyst since joining the firm in 2001, became manager of the New Era Fund and our global natural resources strategy. Ted Wiese, whose responsibilities during his 25 years with the firm have included managing short-term and stable value portfolios, assumed the leadership of the stable value team. We would also like to acknowledge Jack Laporte, who stepped down from managing the New Horizons Fund and small-cap growth portfolios after 23 outstanding years. Fortunately, Jack is not retiring. Throughout his career, he has spent considerable time working as a mentor within our equity division, and he continues in that capacity, sharing his valuable experience with our portfolio managers and analysts. One of our objectives is to develop outstanding individuals who can provide backup and succession when valued associates like Mike, Charlie, and Jack decide to move on to the next phases of their lives.

A NOTE ON CORPORATE GOVERNANCE

We've made many improvements to our corporate governance policies over the last several years, some of which we described in last year's letter. In 2010 we added a "clawback" provision, designed to allow the company to recoup pay from executive officers in the event of fraud or otherwise inaccurate financial statements. At our annual meeting this April, you will be asked to vote on two matters surrounding the impending adoption of a "say on pay" provision. This will allow you to express your views on our compensation policies and practices. The clawback and say on pay provisions are elements of the Dodd-Frank financial services reform legislation.

We also were delighted to welcome Robert MacLellan as a new member of our Board of Directors in 2010. Rob has an outstanding investment background and broad investment industry experience. We expect his breadth of knowledge and experience to provide our Board with an exceptionally well-informed perspective.

SUMMARY AND OUTLOOK

We believe that the global economy is still on the long and winding road of recovery. While we continue to struggle with many of the lingering effects of the 2008 global financial crisis, investor confidence is gradually recovering. The backdrop for equity investing in 2011 should remain generally positive as corporate earnings should continue to grow and companies around the world are collectively in very strong financial positions. We've recently seen a pickup in merger and acquisition activity and signs of increasing capital investments, both of which bode well for equity markets. The outlook for fixed income investors may be somewhat more challenging as it's fairly likely that we've seen the lows in interest rates for this cycle. Our best guess is that fixed income investors will find the going tougher over the next several years. Any increases in interest rates, however, will probably be viewed as a sign that global economies are growing.

Reflecting on 2010, we're struck by how many unexpected and unpredictable issues arose yet how well financial markets generally performed. This raises the question of what unpredictable events will have an impact on investors in 2011. Successful investing is not easy. It requires skill, discipline, and perseverance.

Whatever occurs in 2011, you should be confident in our ability to capably serve our clients and, consequently, help grow the value of your investment in T. Rowe Price over time. As Thomas Rowe Price, Jr., once said, "If you take care of your clients, your clients will take care of you." We are fortunate to work with the best associates in the investment management business. Throughout this report you can read about the enduring principles that guide our business strategy. Chief among them is our focus on putting clients' interests first. Each of our more than 5,000 associates is focused on this enduring principle every day.

We appreciate the confidence you have in T. Rowe Price as demonstrated by your ownership. We'll do our best to reward your confidence.



Brian C. Rogers
Chairman of the Board and Chief Investment Officer

James A.C. Kennedy
Chief Executive Officer and President

February 8, 2011

Financial Information

Selected Consolidated Financial Data

(in millions, except per-share data)

	2006	2007	2008	2009	2010
Net revenues	$ 1,815	$ 2,228	$ 2,116	$ 1,867	$ 2,367
Net operating income	$ 787	$ 996	$ 849	$ 702	$ 1,037
Net income	$ 530	$ 671	$ 491	$ 434	$ 672
Net cash provided by operating activities	$ 593	$ 758	$ 742	$ 536	$ 733
Per common share information					
Basic earnings	$ 2.01	$ 2.53	$ 1.89	$ 1.69	$ 2.60
Diluted earnings	$ 1.90	$ 2.40	$ 1.81	$ 1.65	$ 2.53
Cash dividends declared	$ .59	$ .75	$ .96	$ 1.00	$ 1.08
Weighted average common shares outstanding	263.8	264.8	259.3	255.9	257.2
Weighted average common shares outstanding assuming dilution	278.6	279.1	269.9	262.3	265.1
Balance sheet data at December 31					
Total assets	$ 2,765	$ 3,177	$ 2,819	$ 3,210	$ 3,642
Stockholders' equity	$ 2,427	$ 2,777	$ 2,489	$ 2,882	$ 3,297
Assets under management at December 31 (in billions)	$ 334.7	$ 400.0	$ 276.3	$ 391.3	$ 482.0

Common Stock Performance

Our common stock trades on the NASDAQ Global Select Market under the symbol TROW. This chart compares the total cumulative return on our common stock to that of the indexes for the NASDAQ Financial Stocks and the S&P 500. For purposes of this presentation, we assume that $100 was invested in our common stock and each of the indexes on December 31, 2005, and that all subsequent dividends have been reinvested. We have calculated this information based on data provided by The NASDAQ Stock Market to its listed companies and data obtained from Standard & Poor's website (standardandpoors.com).



$250
$200
$150
$100
$ 50
$ 0
TROW
$197
S&P 500
$112
$ 86
NASDAQ Financials
2005
2006
2007
2008
2009
2010

The following chart presents our common stock prices as ranges for each quarter over the past two years. Closing prices are indicated.



$70
$60
$50
$40
$30
$20
$28.86
$41.67
$45.70
$53.25
$54.97
$44.39
$50.07
$64.54
2009
2010

Dividends declared per share	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
	$ .25	$ .25	$ .25	$ .25	$ .27	$ .27	$ .27	$ .27

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL.

Our revenues and net income are derived primarily from investment advisory services provided to individual and institutional investors in our sponsored mutual funds and other managed investment portfolios. Investment advisory clients outside the United States account for 12.5% of our assets under management at December 31, 2010.

We manage a broad range of U.S., international and global stock, bond, and money market mutual funds and other investment portfolios, which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management affect our revenues and results of operations.

On January 20, 2010, we purchased a 26% equity interest in UTI Asset Management Company and an affiliate from existing stockholders for 6.5 billion Indian rupees (INR), or $142.4 million, plus transaction costs of $3.2 million of which a portion was paid in 2009. We repurchased 5.0 million shares of our common stock for $240.0 million in 2010. We funded the investment in UTI and the share repurchases with existing cash balances and cash generated from operations.

The low interest rate environment experienced in 2010 led us to continue voluntarily waiving money market advisory fees to maintain a zero or positive yield for fund investors. We waived $25.1 million in 2010 compared to $5.7 million in 2009 and anticipate these fee waivers will continue into 2011.

We made a one-time contribution of $16.4 million in November 2010, to certain of our sponsored money market mutual funds to offset the effect of cumulative net losses realized by those funds in past years in order to allay any fund shareholder concerns that might arise because of new SEC disclosure rules. The charge associated with this one-time contribution is included in other operating expenses.

BACKGROUND.

Against a backdrop of healthy earnings, strong balance sheets, and low borrowing costs for corporations, major U.S. equity indexes rose strongly in 2010, capping a second consecutive year of solid gains. Stocks produced robust returns through late April, extending the rally that started in March 2009, but fell sharply through early July due in part to concern around the European sovereign debt crisis, a sluggish U.S. economic recovery, and the "flash crash" in U.S. stock prices on May 6. Equities rebounded strongly beginning in late August as the economy showed signs of improvement and the Federal Reserve gave reassurance that they would employ non-traditional monetary policy tools, as needed, to promote economic recovery. The market continued to rally through the fourth quarter, as the Federal Reserve proved their willingness to act by initiating a second round of quantitative easing since the 2008 financial crisis. They announced plans to purchase an additional $600 billion in Treasuries by mid-2011 in an attempt to keep longer-term interest rates low. Bipartisan legislation in mid-December that extended for two years the Bush-era tax cuts that were set to expire at the end of 2010 helped lift major indexes to their highest levels of the year.

In this environment, the S&P 500 Index of large-cap companies in leading industries of the U.S. economy returned 15.1% in 2010, while the NASDAQ Composite Index, which is heavily weighted with technology companies, returned 16.9% (excluding dividends).

The returns in developed non-U.S. equity markets were mixed as strong Asian market performance was offset by weaker results in Europe, where markets struggled with concerns over the sovereign debt crisis. As developed markets dealt with economic pressures, emerging equity markets produced strong returns, with countries in the emerging Europe, Middle East, and Africa (EMEA) regions faring the best. The MSCI Emerging Markets Index returned 19.2% versus 8.2% for the MSCI EAFE Index, which measures the performance of mostly large-cap stocks in Europe, Australasia, and the Far East.

The Federal Reserve's target funds rate remained in the range of 0.00% to 0.25% throughout 2010, where it has been since late 2008. This historically low rate along with the slowdown in the economy during the spring and the European debt crisis placed strong downward pressure on Treasury yields as investors sought the safety of Treasuries. Treasury yields began to rise in late fall in response to the Federal Reserve's additional stimulus and a stronger economic climate, but most of the yield curve ended the year still below their levels at the end of 2009. The yield on the benchmark 10-year U.S. Treasury at December 31, 2010, was 3.3%, a decrease of 55 basis points from the end of 2009.

U.S. fixed income securities realized modest gains in 2010. High yield bonds significantly outperformed investment-grade issues, as investors sought higher returns in the low interest rate environment. The Credit Suisse High Yield Index gained 14.4% in 2010, while the Barclays Capital U.S. Aggregate Index gained 6.5%. A similar trend was seen in the non-U.S. bond markets, as investors sought riskier bonds issued by emerging market countries over the high-quality bonds issued in developed markets. The J.P. Morgan Emerging Markets Index Plus gained 11.8% in 2010, while the Barclays Capital Global Aggregate Ex-U.S. Dollar Bond Index was up 5.0%.

In this environment, investors entrusted net inflows of $30.3 billion to our management in 2010. Total assets under our management increased $90.7 billion over the course of 2010 and ended the year at a record $482.0 billion, a substantial recovery from the $276.3 billion at the end of 2008 and an increase of 21% from the previous record year-end high of $400.0 billion at the end of 2007. Our assets under management (in billions) have changed during the past three years as follows:

	2008	2009	2010
Assets under management at beginning of year	$ 400.0	$ 276.3	$ 391.3
Net cash inflows			
Sponsored mutual funds in the U.S.	3.9	12.5	13.6
Other portfolios	13.2	10.2	16.7
	17.1	22.7	30.3
Net market gains (losses) and income	(140.3)	92.7	60.8
Mutual fund distributions not reinvested	(.5)	(.4)	(.4)
Increase (decrease) during year	(123.7)	115.0	90.7
Assets under management at end of year	$ 276.3	$ 391.3	$ 482.0

Over the last three years, our net cash inflows have been sourced most significantly from third-party financial intermediaries and from institutional investors around the world. Our relative investment performance over much of this period and brand awareness contributed significantly to attracting net inflows across each of our four distribution channels.

Assets under management at December 31, 2010, include $360.6 billion in equity and blended asset investment portfolios and $121.4 billion in fixed income investment portfolios. The investment portfolios that we manage consist of $282.6 billion in the T. Rowe Price mutual funds distributed in the United States and $199.4 billion in other investment portfolios, including separately managed accounts, subadvised funds, and other sponsored investment funds offered to investors outside the U.S. and through variable annuity life insurance plans.

We incur significant expenditures to attract new investment advisory clients and additional investments from our existing clients. These efforts may often involve costs that precede any future revenues that we may recognize from increases to our assets under management.

RESULTS OF OPERATIONS.

2010 versus 2009. Investment advisory revenues were up 31.1%, or $480.7 million, to $2.0 billion in 2010, as average assets under our management increased $101.3 billion to $422.6 billion. The average annualized fee rate earned on our assets under management was 48.0 basis points during 2010, virtually unchanged from the 48.1 basis points earned in 2009, including the effect of the voluntary fee waivers made to our money market funds.

Net revenues increased $499.8 million, or 26.8%, to nearly $2.4 billion. Operating expenses were $1.3 billion in 2010, an increase of $164.9 million, or 14.1%. This increase includes the $16.4 million charge related to the one-time contribution made to certain of our money market funds. Overall, net operating income for 2010 increased $334.9 million, or 47.7%, to more than $1.0 billion. The increase in our average assets under management and resulting advisory revenue increased our operating margin for 2010 to 43.8% from 37.6% for 2009. We recognized non-operating investment income of $33.5 million in 2010 compared to investment losses in 2009 of $12.7 million. The 2009 year included $36.1 million in other than temporary impairment charges recognized in the first quarter on our investments in sponsored mutual funds. Net income increased $238.6 million, or 55%, to $672.2 million from the 2009 period resulting in diluted earnings per share on our common stock to increase 53% to $2.53 from the $1.65 earned in 2009.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased 30.5%, or $326.0 million, to nearly $1.4 billion. Average mutual fund assets in 2010 were $250.8 billion, an increase of 30.8% from the 2009 average.

Net inflows to the mutual funds during 2010 were $13.6 billion, including $5.9 billion originating in our target-date Retirement Funds. Fund net inflow amounts are presented net of $1.0 billion that was transferred to our target-date retirement trusts from the Retirement Funds. Our bond funds had net inflows of $7.7 billion. The New Income Fund had net inflows of $2.2 billion and the Short-Term Bond Fund added $1.4 billion. The stock and blended asset funds added $6.3 billion of net inflows, including $1.4 billion into the Value Fund. The Mid-Cap Value, Equity Income, Institutional Large-Cap Growth and Dividend Growth Funds each added more than $500 million for a combined total of $2.2 billion in net inflows. The money market funds had net outflows of $400 million. Higher market valuations and income increased fund assets by $36.3 billion.

Investment advisory revenues earned on the other investment portfolios that we manage increased $154.7 million, or 32.4%, to $632.5 million. Average assets in these portfolios were $171.8 billion during 2010, an increase of $42.3 billion, or 32.7% from the 2009 year. Net inflows primarily from institutional investors and third party financial intermediaries were $16.7 billion, while market appreciation and income added $24.1 billion. These net inflows were invested primarily in our equity mandates, though we also saw strong demand for our fixed income strategies. Net inflows include a transfer of $1.0 billion from the target-date Retirement Funds.

Administrative fees increased $18.7 million to $337.5 million in 2010. The change in these revenues includes a $12.2 million increase of 12b-1 distribution and service fees recognized on higher assets under management in the Advisor and R classes of our sponsored mutual funds. Increases in our mutual fund servicing and defined contribution plan revenues of $10.2 million were offset by a $3.7 million decrease in brokerage fees due to a reduction in per-trade commissions charged beginning July 1, 2010, to customers with substantial assets. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors.

Compensation and related costs, increased $87.0 million, or 11.2%, compared to 2009. The largest part of the change is attributable to a $63.9 million increase in our annual variable compensation programs. Greater use of outside contractors increased our 2010 costs by $14.1 million with the remainder of the change primarily attributable to higher other employee benefits and employee related costs. At December 31, 2010, we employed 5,052 associates, an increase of 5.2% from the end of 2009, to support both business growth and added capabilities.

Advertising and promotion expenditures were up $13.7 million, or 18.7%, compared to 2009 in response to investor interest in recovering markets over the last twelve months. We currently estimate that advertising and promotion expenditures for 2011 could increase about 15% from 2010 levels. We vary our level of spending based on market conditions and investor demand as well as our efforts to expand our investor base globally.

Occupancy and facility costs together with depreciation expense increased $4.1 million, or 2.4%, versus 2009. The amount of office space occupied, and the operating costs of our facilities have all risen to meet increased business demands. These increasing business demands have also led us to upgrade our technology capabilities and related maintenance programs.

Other operating expenses increased $60.1 million, or 39.6%, from 2009. This increase includes a $16.4 million charge related to the one-time contribution made to certain money market funds to offset the effects of cumulative net losses realized in recent years. Higher average assets in 2010 increased the distribution and service expense of our Advisor and R classes of mutual fund shares that are sourced from financial intermediaries. These costs are offset by an equal increase in our administrative revenues recognized from the 12b-1 fees discussed above. The remaining increase is a result of other operating costs, including consulting fees, travel costs and other professional services, incurred to meet increasing business demands.

Our non-operating investment income activity resulted in a net gain of $33.5 million in 2010, compared to a net loss of $12.7 million in the 2009 period. This change of $46.2 million includes $36.1 million in other than temporary impairments recognized on our investments in sponsored mutual funds in 2009. The change also includes $1.3 million in more gains recognized in the 2010 period for the settlement and valuation of a series of non-deliverable forward contracts used to economically hedge the foreign currency exposure associated with the UTI acquisition price and $5.3 million in net earnings from our investment in UTI.

The 2010 provision for income taxes as a percentage of pretax income is 37.2%. The 2010 income tax provision includes nonrecurring discrete benefits of .4% related to the settlement of prior years state income tax positions and .2% from the firm's reorganization of its international entities, which was completed to help realize additional operational efficiencies. The firm currently estimates its effective rate for 2011 will be about 37.8%.

2009 versus 2008. Investment advisory revenues were down 12%, or $215 million, to more than $1.5 billion in 2009, as average assets under our management of $321.3 billion in 2009 were $36.9 billion lower than in 2008. The average annualized fee rate earned on our assets under management was 48.1 basis points during 2009, down from the 49.2 basis points earned during 2008. Lower equity market valuations resulted in an increase in the percentage of our assets under management being attributable to lower fee fixed income portfolios, including money market funds for which we reduced advisory fees in order to maintain yields at or above 0% to fund investors.

Net revenues decreased 12%, or $249 million, to nearly $1.9 billion. Operating expenses fell 8%, or $102 million, to almost $1.2 billion in 2009. Overall, net operating income in 2009 decreased $147 million, or 17%, to $702 million. Our operating margin declined to 37.6% in 2009 from 40.1% in 2008, as the impact of lower average market valuations over 2009, which decreased our assets under management and corresponding advisory revenues, was offset only partially by the savings from our cost reduction efforts. Our non-operating investment loss decreased nearly $40 million due to the higher other than temporary impairment charges recognized in 2008 on our investments in sponsored mutual funds. Net income fell 12%, or $57 million, to nearly $434 million. Diluted earnings per share on our common stock also decreased to $1.65, down 9% or $.16 from $1.81 in 2008. The retrospective application in 2009 of new financial reporting guidance that recognizes our outstanding restricted stock and stock units, on which we pay non-forfeitable dividends, as if they were a separate class of stock reduced previously reported 2008 diluted earnings per share on our common stock of $1.82 by $.01 per share. The non-operating charges to recognize other than temporary impairments of our fund investments reduced diluted earnings per share by $.21 in 2008 and $.09 in 2009.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States decreased more than $170 million, or 14%, from 2008 to almost $1.1 billion. Average mutual fund assets were $191.8 billion in 2009, down 11% from the average of $216.1 billion during 2008. Net inflows to the mutual funds in 2009 were $12.5 billion, including $6.4 billion that originated from our target-date Retirement Funds. Our bond funds added $10.0 billion of net inflows, including $6.3 billion from four funds - New Income, Short Term Bond, International Bond and Emerging Markets Bond – that each added more than $1 billion during the year. The stock and blended asset funds had net inflows of $4.8 billion after the transfer of $1.3 billion to other investment portfolios under our management. The Equity Index 500 and Mid-Cap Growth funds had total net inflows of $2.5 billion in 2009. Our money market funds had net outflows of $2.3 billion during the year. Higher market valuations and income increased mutual fund assets under management by $55.8 billion in 2009.

Investment advisory revenues earned on the other investment portfolios that we manage decreased $44 million, or 8.5%, to $477.8 million in 2009. Average assets in these portfolios were $129.5 billion during 2009, down $12.6 billion or 9% from 2008. Other investment portfolio assets under management increased $46.7 billion during 2009, including $36.5 billion in market gains and income and $10.2 billion of net inflows, primarily from institutional investors. Net inflows include $1.3 billion transferred from the stock and blended asset mutual funds during 2009.

Administrative fees decreased $35 million, or 10%, to $319 million in 2009. This change includes a $4 million decrease in 12b-1 distribution and service fees recognized on lower average assets under management in the Advisor and R classes of our sponsored mutual funds and a $31 million reduction in our mutual fund servicing revenue, which is primarily attributable to our cost reduction efforts in the mutual fund and retirement plan servicing functions. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors.

Our largest expense, compensation and related costs, decreased $42 million, or 5%, from 2008 to $773 million in 2009. The largest part of this decrease is attributable to a $19 million reduction in our annual bonus program. Reductions in the use of outside contractors lowered 2009 costs $14 million with the remainder of the cost savings primarily attributable to the workforce reduction and lower employee benefits and other employment expenses. Average headcount in 2009 was down 5.4% from 2008 due to attrition, retirements and our workforce reduction in April 2009.

Advertising and promotion expenditures were down $31 million, or 30%, versus 2008 due to our decision to reduce spending in response to lower investor activity in the 2009 market environment.

Depreciation expense and other occupancy and facility costs together increased $4 million, or 2.5% compared to 2008, as we moderated or delayed our capital spending and facility growth plans.

Other operating expenses decreased $33 million, or 18% from 2008, including a decline of $4 million in distribution and service expenses recognized on lower average assets under management in our Advisor and R classes of mutual fund shares that are sourced from financial intermediaries. Our cost control efforts resulted in the remaining expense reductions, including lower professional fees and travel and related costs.

Our non-operating investment activity resulted in net losses of $12.7 million in 2009 and $52.3 million in 2008. The improvement of nearly $40 million is primarily attributable to a reduction in the other than temporary impairments recognized on our investments in sponsored mutual funds in 2009 versus 2008. The following table details our related mutual fund investment gains and losses (in millions) during the two years ended December 31, 2009.

	2008	2009	Change
Other than temporary impairments recognized	$ (91.3)	$ (36.1)	$ 55.2
Capital gain distributions received	5.6	2.0	(3.6)
Net gains (loss) realized on fund dispositions	(4.5)	7.4	11.9
Net loss recognized on fund holdings	$ (90.2)	$ (26.7)	$ 63.5

Lower income of $16 million from our money market holdings due to the significantly lower interest rate environment offset the improvement experienced with our fund investments.

The 2009 provision for income taxes as a percentage of pretax income is 37.1%, down from 38.4% in 2008. Our 2009 provision includes reductions of prior years' tax provisions and discrete nonrecurring benefits that lowered our 2009 effective tax rate by 1.0%.

CAPITAL RESOURCES AND LIQUIDITY.

During 2010, stockholders' equity increased from $2.9 billion to $3.3 billion. We repurchased nearly 5.0 million common shares for $240.0 million in 2010. Tangible book value is $2.6 billion at December 31, 2010, and our cash and cash equivalents and our mutual fund investment holdings total more than $1.5 billion. Given the availability of these financial resources, we do not maintain an available external source of liquidity.

At December 31, 2010, we had outstanding commitments to make additional contributions totaling $48.2 million to various investment partnerships in which we have an existing investment. We presently anticipate funding 2011 property and equipment expenditures of about $120 million from our cash balances and operating cash inflows.

2010 versus 2009. Operating activities during 2010 provided cash flows of $732.8 million, up $197.2 million from 2009, including a $238.6 million increase in net income. Cash flows in 2009 also included the impact of $36.1 million in other than temporary impairments of our investments in sponsored mutual funds that did not recur in 2010.

Net cash used in investing activities totaled $276.9 million, up $110.2 million from the 2009 period, primarily from the purchase of a 26% equity interest in UTI for $142.4 million plus related transaction costs incurred in the 2010 period of $1.2 million. We spent $15.9 million less in property and equipment expenditures in 2010 compared to 2009 due to the construction of our two new facilities in Owings Mills, Maryland being completed in late 2009.

Net cash used in financing activities was $386.1 million in 2010, up $141.4 million from the 2009 period. We increased our stock repurchases by expending $169.0 million more in 2010 compared to the 2009 year. Dividends paid during 2010 increased $22.0 million from the 2009 period due primarily to a $.02 increase in our quarterly per-share dividend. These uses of cash are offset by $35.3 million more in cash proceeds from option exercises compared to 2009 as the higher market valuations of our common stock experienced in 2010 led employees to exercise.

2009 versus 2008. Operating activities during 2009 provided cash flows of nearly $536 million, down $206 million from 2008, including a $57 million decrease in net income and a $129 million change in the timing differences in the cash settlement of our accounts receivable and accrued revenues and payables and accrued liabilities. In addition, our add back of the non-cash charges for other than temporary impairments of our investments in sponsored mutual funds was $55 million more in 2008 than in 2009.

Net cash used in investing activities totaled $167 million in 2009, up $42 million from 2008. We made net investments of nearly $18 million into our mutual fund portfolio in 2009, an increase of $15 million from 2008. During 2009 and 2008, we made several changes, totaling more than $56 million in 2009 and $95 million in 2008, to the composition of our portfolio of mutual fund holdings in light of market conditions experienced during the period. Because of the smaller 2009 increase in savings bank deposits, we increased our investment in debt securities held by the savings bank by only $9 million in 2009 versus $41 million in 2008. In 2008, we liquidated our $70 million U.S. Treasury Notes portfolio, thereby producing inflows of nearly $73 million that did not recur in 2009.

Net cash used in financing activities was $245 million in 2009, down $538 million from 2008. Compared to 2008, we expended $543 million less to repurchase our common shares in 2009. The uncertain market environment in 2009 led us to reduce our share repurchases and preserve our liquid capital. Our $.01 per share quarterly dividend increase in 2009 accounts for an additional payout of $10 million in dividends; however, our 2008 change in policy regarding the timing of dividend payments such that our quarterly dividends are declared and paid in the same quarter resulted in five quarterly dividend payments in 2008 versus only four in 2009. This additional payment resulted in our 2009 outflows for dividends decreasing $64 million from 2008. Excess tax benefits from share-based compensation plans decreased $37 million as fewer stock option exercises due to uncertainties and lower market valuations of our common stock reduced our common stock issuances about 25% from 2008.

CONTRACTUAL OBLIGATIONS.

The following table presents a summary of our future obligations (in millions) under the terms of existing operating leases and other contractual cash purchase commitments at December 31, 2010. Other purchase commitments include contractual amounts that will be due for the purchase of goods or services to be used in our operations and may be cancelable at earlier times than those indicated, under certain conditions that may involve termination fees. Because these obligations are generally of a normal recurring nature, we expect that we will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2011 and future years. The information also excludes the $4 million of unrecognized tax benefits discussed in Note 9 to our consolidated financial statements because it is not possible to estimate the time period in which a payment might be made to the tax authorities.

	Total	2011	2012-13	2014-15	Later
Noncancelable operating leases	$ 194	$ 29	$ 56	$ 53	$ 56
Other purchase commitments	171	110	53	7	1
	$ 365	$ 139	$ 109	$ 60	$ 57

We also have outstanding commitments to fund additional contributions to investment partnerships in which we have an existing investment totaling $48.2 million at December 31, 2010.

CRITICAL ACCOUNTING POLICIES.

The preparation of financial statements often requires the selection of specific accounting methods and policies from among several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our balance sheet, the revenues and expenses in our statement of income, and the information that is contained in our significant accounting policies and notes to consolidated financial statements. Making these estimates and judgments requires the analysis of information concerning events that may not yet be complete and of facts and circumstances that may change over time. Accordingly, actual amounts or future results can differ materially from those estimates that we include currently in our consolidated financial statements, significant accounting policies, and notes.

We present those significant accounting policies used in the preparation of our consolidated financial statements as an integral part of those statements within this 2010 Annual Report. In the following discussion, we highlight and explain further certain of those policies that are most critical to the preparation and understanding of our financial statements.

Other than temporary impairments of available-for-sale securities. We generally classify our investment holdings in sponsored mutual funds and the debt securities held for investment by our savings bank subsidiary as available-for-sale. At the end of each quarter, we mark the carrying amount of each investment holding to fair value and recognize an unrealized gain or loss as a component of comprehensive income within the statement of stockholders' equity. We next review each individual security position that has an unrealized loss or impairment to determine if that impairment is other than temporary.

A mutual fund holding with an impairment that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment and a loss is recognized in our statement of income unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. We may also recognize an other than temporary loss of less than six months in our statement of income if the particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

An impaired debt security held by our savings bank subsidiary is considered to have an other-than-temporary loss that we will recognize in our statement of income if the impairment is caused by a change in credit quality that affects our ability to recover our amortized cost or if we intend to sell the security or believe that it is more likely than not that we will be required to sell the security before recovering cost. Minor impairments of 5% or less are generally considered temporary.

Goodwill. We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit – our investment advisory business.

We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Goodwill would be considered impaired whenever our historical carrying amount exceeds the fair value of our investment advisory business. Our annual testing has demonstrated that the fair value of our investment advisory business (our market capitalization) exceeds our carrying amount (our stockholders' equity) and, therefore, no impairment exists. Should we reach a different conclusion in the future, additional work would be performed to ascertain the amount of the non-cash impairment charge to be recognized. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum future impairment of goodwill that we could incur is the amount recognized in our balance sheet, $665.7 million.

Stock options. We recognize stock option-based compensation expense in our consolidated statement of income using a fair value based method. Fair value methods use a valuation model for shorter-term, market-traded financial instruments to theoretically value stock option grants even though they are not available for trading and are of longer duration. The Black-Scholes option-pricing model that we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, and the rate of dividends that we will pay during that time. Our estimates of these variables are made for the purpose of using the valuation model to determine an expense for each reporting period and are not subsequently adjusted. Unlike most of our expenses, the resulting charge to earnings using a fair value based method is a non-cash charge that is never measured by, or adjusted based on, a cash outflow.

Provision for income taxes. After compensation and related costs, our provision for income taxes on our earnings is our largest annual expense. We operate in numerous states and countries through our various subsidiaries, and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred in doing business each year in all of our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time to time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities. Because the determination of our annual provision is subject to judgments and estimates, it is likely that actual results will vary from those recognized in our financial statements. As a result, we recognize additions to, or reductions of, income tax expense during a reporting period that pertain to prior period provisions as our estimated liabilities are revised and actual tax returns and tax audits are settled. We recognize any such prior period adjustment in the discrete quarterly period in which it is determined.

NEWLY ISSUED BUT NOT YET ADOPTED ACCOUNTING GUIDANCE.

Each reporting period we consider all newly issued but not yet adopted accounting and reporting guidance that is applicable to our operations and the preparation of our consolidated statements. We do not believe that any issued guidance that we have not yet adopted will have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our revenues and net income are based primarily on the value of assets under our management. Accordingly, declines in financial market values like those experienced during periods in 2008 and 2009 directly and negatively impact our investment advisory revenues, as well as our investment income and net income.

We invest in our sponsored mutual funds, which are market risk sensitive financial instruments, primarily for purposes other than trading. Mutual fund investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of mutual fund shares. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Upon the closing of our equity purchase of UTI, we also settled the series of rolling non-deliverable forward contracts used to economically hedge the foreign currency exchange rate exposure relating to the acquisition price. We did not invest in any other derivative financial or commodity instruments in 2010.

The following table (in millions) presents the equity price risk from investments in sponsored mutual funds that are accounted for as available-for-sale securities by assuming a hypothetical decline in the fair values of mutual fund shares. This potential future loss of value, before any income tax benefits, reflects the valuation of mutual fund investments at year-end using each fund's lowest net asset value per share during 2010. In considering this presentation, it is important to note that: not all funds experienced their lowest net asset value per share on the same day; it is likely that the composition of the mutual fund investment portfolio would be changed if adverse market conditions persisted; and we could experience future losses in excess of those presented below.

	Fair value at December 31, 2010	Percentage of portfolio	Potential lower value	Percentage of portfolio	Potential loss	
Stock and blended asset funds	$ 460.3	62%	$ 360.2	56%	$ 100.1	22%
Bond funds	287.6	38%	278.6	44%	9.0	3%
	$ 747.9	100%	$ 638.8	100%	$ 109.1	15%

The comparable potential loss of value presented in our 2009 annual report was $207.2 million on sponsored mutual fund investments of $677.5 million. During 2010, we actually experienced net unrealized gains of $67.9 million.

Because our fund holdings are considered available-for-sale securities, we recognize unrealized losses that are considered temporary in other comprehensive income. We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income (loss) whenever an unrealized loss is considered other than temporary. A mutual fund holding with an impairment that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. The amount and timing of any future charge will be dependent on our holdings and future market performance.

Investments in mutual funds generally moderate market risk because funds, by their nature, are diversified investment portfolios that invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time in response to changes in market risks and other factors, as management deems appropriate.

The investment portfolio and customer deposit liabilities of our savings bank subsidiary are subject to interest rate risk. If interest rates change 1%, the change in the net value of these assets and liabilities would not be material.

We also hold other investments of $209.7 million, including our $154.1 million investment in UTI Asset Management Company Ltd, at December 31, 2010. Given the nature of UTI's business, should conditions deteriorate in markets in which they operate, we are at risk for loss up to our carrying amount.

We operate in several foreign countries, most prominent among which is the United Kingdom. We incur operating expenses and have foreign currency-denominated assets and liabilities associated with these operations, though our revenues are predominately realized in U.S. dollars. We do not believe that foreign currency fluctuations materially affect our results of operations.

FORWARD-LOOKING INFORMATION.

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this report, may contain certain forward-looking information, including information or anticipated information relating to: our revenues, net income and earnings per share on common stock; changes in the amount and composition of our assets under management; our expense levels; our estimated effective income tax rate; and our expectations regarding financial markets, future transactions, investments, capital expenditures, and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information because of various factors including, but not limited to, those in Item 1A, Risk Factors, of our Form 10-K Annual Report. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues and results of operations will fluctuate primarily due to changes in the total value and composition of assets under our management. Such changes result from many factors including, among other things: cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios; fluctuations in global financial markets that result in appreciation or depreciation of the assets under our management; our introduction of new mutual funds and investment portfolios; and changes in retirement savings trends relative to participant-directed investments and defined contribution plans. The ability to attract and retain investors' assets under our management is dependent on investor sentiment and confidence; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indexes; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; and our level of success in implementing our strategy to expand our business. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds terminated or significantly altered the terms of the investment management or related administrative services agreements. Non-operating investment income (loss) will also fluctuate primarily due to the size of our investments, and changes in their market valuations or, in the case of our equity investments, our proportionate share of their net income.

Our future results are also dependent upon the level of our expenses, which are subject to fluctuation for the following or other reasons: changes in the level of our advertising expenses in response to market conditions, including our efforts to expand our investment advisory business to investors outside the United States and to further penetrate our distribution channels within the United States; variations in the level of total compensation expense due to, among other things, bonuses, stock option grants, other incentive awards, changes in our employee count and mix, and competitive factors; any goodwill impairment that may arise; fluctuation in foreign currency exchange rates applicable to the costs of our international operations; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties, such as facilities, communications, power, and the mutual fund transfer agent and accounting systems.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including but not limited to effects on costs that we incur and effects on investor interest in mutual funds and investing in general, or in particular classes of mutual funds or other investments.

Consolidated Balance Sheets

(in millions, except share data)

December 31,	2009	2010
ASSETS		
Cash and cash equivalents (Notes 1 and 6)	$ 743.3	**$ 813.1**
Accounts receivable and accrued revenue (Note 2)	246.2	**307.9**
Investments in sponsored mutual funds (Notes 3 and 6)	677.5	**747.9**
Debt securities held by savings bank subsidiary (Notes 4 and 6)	182.6	**184.7**
Other investments (Notes 5 and 6)	45.7	**209.7**
Property and equipment (Note 7)	512.8	**560.3**
Goodwill	665.7	**665.7**
Other assets (Notes 8 and 9)	136.5	**152.7**
Total assets	$ 3,210.3	**$ 3,642.0**

	2009	2010
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 79.9	**$ 79.4**
Accrued compensation and related costs	53.3	**71.9**
Income taxes payable (Note 9)	33.6	**33.8**
Customer deposits at savings bank subsidiary (Note 4)	161.3	**160.4**
Total liabilities	328.1	**345.5**
Commitments and contingent liabilities (Notes 5, 7 and 14)		
Stockholders' equity (Notes 10, 11, 13 and 14)		
Preferred stock, undesignated, $.20 par value—authorized and unissued 20,000,000 shares	—	**—**
Common stock, $.20 par value—authorized 750,000,000; issued 258,534,000 shares in 2009 and 258,760,000 shares in 2010	51.7	**51.7**
Additional capital in excess of par value	488.5	**506.3**
Retained earnings	2,240.1	**2,599.4**
Accumulated other comprehensive income	101.9	**139.1**
Total stockholders' equity	2,882.2	**3,296.5**
Total liabilities and stockholders' equity	$ 3,210.3	**$ 3,642.0**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

(in millions, except earnings per share)

Year ended December 31,	2008	2009	**2010**
REVENUES			
Investment advisory fees (Note 2)	$1,761.0	$ 1,546.1	**$2,026.8**
Administrative fees (Note 2)	353.9	318.8	**337.5**
Investment income of savings bank subsidiary	6.4	7.0	**6.4**
Total revenues	2,121.3	1,871.9	**2,370.7**
Interest expense on savings bank deposits	5.0	4.5	**3.5**
Net revenues	2,116.3	1,867.4	**2,367.2**
OPERATING EXPENSES			
Compensation and related costs (Notes 7, 11 and 14)	815.6	773.4	**860.4**
Advertising and promotion	104.1	73.2	**86.9**
Depreciation and amortization of property and equipment	61.7	65.2	**62.6**
Occupancy and facility costs (Note 7)	101.8	102.4	**109.1**
Other operating expenses	184.6	151.6	**211.7**
Total operating expenses	1,267.8	1,165.8	**1,330.7**
NET OPERATING INCOME	848.5	701.6	**1,036.5**
Non-operating investment income (loss)	(52.3)	(12.7)	**33.5**
Income before income taxes	796.2	688.9	**1,070.0**
Provision for income taxes (Note 9)	305.4	255.3	**397.8**
NET INCOME	$ 490.8	$ 433.6	**$ 672.2**
EARNINGS PER SHARE ON COMMON STOCK (Note 12)			
Basic	$ 1.89	$ 1.69	**$ 2.60**
Diluted	$ 1.81	$ 1.65	**$ 2.53**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(in millions)

Year ended December 31,	2008	2009	**2010**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 490.8	$ 433.6	**$ 672.2**
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	61.7	65.2	**62.6**
Stock-based compensation expense	85.5	89.1	**89.5**
Intangible asset amortization	.6	.5	**.4**
Other than temporary impairments of investments in sponsored mutual funds	91.3	36.1	—
Changes in accounts receivable and accrued revenue	89.4	(69.3)	**(62.5)**
Changes in payables and accrued liabilities	(45.6)	(15.6)	**26.7**
Other changes in assets and liabilities	(31.9)	(4.0)	**(56.1)**
Net cash provided by operating activities	741.8	535.6	**732.8**
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments in UTI Asset Management Company Limited	—	—	**(143.6)**
Investments in sponsored mutual funds	(97.7)	(74.3)	**(26.3)**
Dispositions of sponsored mutual funds	95.1	56.6	**21.2**
Investments in debt securities by savings bank subsidiary	(73.2)	(62.3)	**(55.7)**
Proceeds from debt securities held by savings bank subsidiary	31.9	53.0	**53.6**
Other investments made	(9.7)	(7.1)	**(11.3)**
Proceeds from other investments	72.6	1.3	**3.2**
Additions to property and equipment	(144.1)	(133.9)	**(118.0)**
Other investing activity	.1	—	—
Net cash used in investing activities	(125.0)	(166.7)	**(276.9)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchases of common stock	(614.2)	(71.0)	**(240.0)**
Common share issuances under stock-based compensation plans	31.7	47.7	**83.0**
Excess tax benefits from stock-based compensation plans	68.7	32.0	**50.7**
Dividends	(312.5)	(256.9)	**(278.9)**
Change in savings bank subsidiary deposits	43.5	3.5	**(.9)**
Net cash used in financing activities	(782.8)	(244.7)	**(386.1)**
CASH AND CASH EQUIVALENTS			
Net change during year	(166.0)	124.2	**69.8**
At beginning of year	785.1	619.1	**743.3**
At end of year	$ 619.1	$ 743.3	**$ 813.1**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

(shares in thousands; dollars in millions)

	Common shares outstanding	Common stock	Additional capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances at December 31, 2007	264,605	$ 52.9	$ 295.8	$ 2,333.4	$ 95.0	$ 2,777.1
Comprehensive income						
Net income				490.8		
Net unrealized holding losses, net of tax					(108.1)	
Total comprehensive income						382.7
Dividends				(248.9)		(248.9)
Common stock-based compensation plans activity						
Shares issued upon option exercises	4,895	1.0	31.1			32.1
Restricted shares issued, net of shares withheld for taxes	270	.1	(.3)			(.2)
Shares issued upon vesting of restricted stock units	43	.0	(.2)			(.2)
Forfeiture of restricted awards	(9)	.0	.0			.0
Net tax benefits			70.3			70.3
Stock-based compensation expense			85.5			85.5
Common shares repurchased	(12,948)	(2.6)	(118.5)	(488.5)		(609.6)
Balances at December 31, 2008	256,856	51.4	363.7	2,086.8	(13.1)	2,488.8
Comprehensive income						
Net income				433.6		
Net unrealized holding gains, net of tax					115.0	
Total comprehensive income						548.6
Dividends				(256.9)		(256.9)
Common stock-based compensation plans activity						
Shares issued upon option exercises	3,660	.7	48.0			48.7
Restricted shares issued, net of shares withheld for taxes	257	.1	(.7)			(.6)
Shares issued upon vesting of restricted stock units	52	.0	(.4)			(.4)
Forfeiture of restricted awards	(21)	.0	.0			.0
Net tax benefits			31.9			31.9
Stock-based compensation expense			89.1			89.1
Common shares repurchased	(2,270)	(.5)	(43.1)	(23.4)		(67.0)
Balances at December 31, 2009	258,534	51.7	488.5	2,240.1	101.9	2,882.2
Comprehensive income						
Net income				672.2		672.2
Net unrealized holding gains, net of tax					33.6	33.6
Currency translation adjustment, net of tax					3.6	3.6
Total comprehensive income						709.4
Dividends				(278.9)		(278.9)
Common stock-based compensation plans activity						
Shares issued upon option exercises	4,933	1.0	85.5			86.5
Restricted shares issued, net of shares withheld for taxes	234	.0	(1.8)			(1.8)
Shares issued upon vesting of restricted stock units	71	.0	(1.3)			(1.3)
Forfeiture of restricted awards	(14)	.0	.0			.0
Net tax benefits			50.9			50.9
Stock-based compensation expense			89.5			89.5
Common shares repurchased	(4,998)	(1.0)	(205.0)	(34.0)		(240.0)
Balances at December 31, 2010	258,760	$ 51.7	$ 506.3	$ 2,599.4	$ 139.1	$ 3,296.5

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Summary of Significant Accounting Policies

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; brokerage; and trust services.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

BASIS OF PREPARATION.

These consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States, which require the use of estimates. Actual results may vary from our estimates.

Our financial statements include the accounts of all subsidiaries in which we have a majority or controlling interest. All material intercompany accounts and transactions are eliminated in consolidation.

We are not the primary beneficiary, and do not consolidate the accounts, of a high-yield collateralized bond obligation (CBO) that held assets of $8.8 million at December 31, 2010. This variable interest entity is a non-recourse, limited liability company for which we are the collateral manager and receive related investment advisory fees. We recognized the full impairment of our investment in this CBO in 2002 and do not expect to recognize any future gains or losses from this investment.

CASH EQUIVALENTS.

Cash equivalents consist primarily of short-term, highly liquid investments in our sponsored money market mutual funds. The cost of these funds is equivalent to fair value.

INVESTMENTS.

We value our investments in sponsored mutual funds at the quoted closing net asset values, or NAVs, per share of each mutual fund last reported as of the balance sheet date, and generally classify these holdings as available-for-sale.

Our investments in marketable debt securities, including mortgage- and other asset-backed securities held by our savings bank subsidiary, are also classified as available-for-sale and reported at fair value. These debt securities are generally traded in the over-the-counter market. Securities with original maturities of one year or more are valued by us based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Securities with original maturities of less than one year generally are valued at amortized cost, which approximates fair value; however, if amortized cost is deemed not to reflect fair value, such securities are valued by us based generally on prices furnished by dealers who make markets in such securities or by an independent pricing service. Our investment valuation policies, methods and sources are the same as those employed by the sponsored mutual funds to price similar investment holdings.

Changes in net unrealized security holding gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income (loss).

We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income (loss) whenever an unrealized loss is considered other than temporary. A mutual fund holding with an impairment that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment unless there is persuasive evidence, such as an increase in value subsequent to quarter-end, to overcome that presumption. We may also recognize an other than temporary charge if particular circumstances do not warrant our belief that a near-term recovery is possible.

We classify some investments in sponsored mutual funds made at fund formation as trading because they are expected to be held for only a short period of time.

Other investments that give us the ability to exercise significant influence over the operating and financial policies of the investee are recognized using the equity method of accounting. The carrying value of these investments are adjusted to reflect our proportionate share of income or loss, any unrealized gain or loss resulting from the translation of foreign denominated financial statements into U.S. dollars and dividends received. Our proportionate share of income or loss is included in non-operating investment income in the consolidated statements of income. We evaluate our equity method investments for impairment when events or changes in circumstances indicate that the carrying value of the investment exceeds its fair value, and the decline in fair value is other than temporary.

Those other investments to which we do not exercise significant influence over the operating and financial policies of the investee are recognized using the cost method of accounting.

CONCENTRATIONS OF RISK.

Concentration of credit risk in accounts receivable is believed to be minimal in that our clients generally have substantial assets, including those in the investment portfolios that we manage for them.

Our investments in sponsored mutual funds expose us to market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual funds. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Investments by our savings bank subsidiary in debt securities expose us to market risk, which may arise from changes in credit ratings and interest rates.

PROPERTY AND EQUIPMENT.

Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted average estimated useful lives: computer and communications software and equipment, 3.5 years; buildings and improvements, 32.4 years; leasehold improvements, 9.1 years; furniture and other equipment, 6.6 years; and leased land, 99 years.

GOODWILL.

We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Our evaluations have indicated that no impairment exists.

We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit—our investment advisory business.

REVENUE RECOGNITION.

Fees for investment advisory services, which are based on a percentage of assets under management, and related administrative services that we provide to investment advisory clients, including our sponsored mutual funds, are recognized in the period that our services are provided. Our assets under management are valued in accordance with a valuation and pricing policy that defines the valuation and pricing processes for each major type of investment held in our sponsored mutual funds and other client investment portfolios. Fair values used in our processes are primarily determined from quoted market prices, prices furnished by dealers who make markets in such securities, or from data provided by an independent pricing service that considers yield or price of investments of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Investments for which market prices are not readily available are not a material portion of our total assets under management.

Administrative revenues from distribution of our sponsored mutual funds' Advisor and R class shares, and the corresponding operating expense for payments to third-party financial intermediaries that distribute those share classes, are recognized in the period that they are earned, which is the same period that the related mutual funds recognize their expense.

Taxes billed to our clients based on our fees for services rendered are not included in revenues.

We provide all services to the sponsored U.S. mutual funds under contracts that are subject to periodic review and approval by each of the funds' boards. Regulations require that the funds' shareholders also approve material changes to investment advisory contracts.

ADVERTISING.

Costs of advertising are expensed the first time that the advertising takes place.

STOCK AWARDS AND OPTIONS.

Our stockholders have approved the 2001 and 2004 Stock Incentive Plans under which we have issued restricted shares and restricted stock units that convert to shares after vesting. These employee awards are fair valued on the grant date using the closing market price of our common stock and generally vest over graded schedules of four to five years. All restricted shareholders and restricted stock unit holders receive non-forfeitable cash dividends and cash dividend-equivalents, respectively, on our dividend payable date.

Under the seven stockholder approved plans (the 1993, 1996, 2001 and 2004 Stock Incentive Plans and the 1995, 1998 and 2007 plans for non-employee directors), we have granted qualified incentive and nonqualified fixed stock options with a maximum term of 10 years to employees and non-employee directors. Vesting of our employee option grants is based solely on the individual continuing to render service and generally occurs over a five- to six-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant. We semiannually grant options, restricted shares and restricted stock units to non-employee directors that vest over six months to one year. Vested stock units are issued as dividend equivalents on stock units held by non-employee directors.

In recognizing stock option-based compensation expense, we used the Black-Scholes option-pricing model to estimate the fair value of each option grant, including reloads, as follows:

	Weighted-average		
	2008	2009	2010
Grant-date fair value per option awarded, including reload grants	$ 13.51	$ 10.07	$ 14.26
Assumptions used:			
Expected life in years	5.9	6.7	6.7
Expected volatility	24%	32%	32%
Dividend yield	1.7%	2.4%	2.1%
Risk-free interest rate	3.1%	2.5%	2.7%

Our expected life assumptions are based on the vesting period for each option grant and our historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility are based on historical experience for the same periods as our expected lives. Dividend yields are based on recent historical experience and future expectations. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as our expected lives.

EARNINGS PER SHARE.

On January 1, 2009, we modified our earnings per share calculations to reflect new financial reporting guidance that recognizes our outstanding restricted stock and stock units, on which we pay non-forfeitable dividends, as if they were a separate class of stock.

COMPREHENSIVE INCOME.

Total comprehensive income is reported in our consolidated statements of stockholders' equity and includes net income, the change in net unrealized security holding gains (losses), after income taxes (tax benefits), and the change in the currency translation adjustment, after income taxes.

Notes to Consolidated Financial Statements

NOTE 1 – CASH EQUIVALENTS.

Cash equivalent investments in our sponsored money market mutual funds aggregate $676.5 million at December 31, 2009, and $726.9 million at December 31, 2010. Dividends earned on these investments totaled $17.5 million in 2008, $1.6 million in 2009, and $.1 million in 2010.

NOTE 2 – INFORMATION ABOUT RECEIVABLES, REVENUES, AND SERVICES.

Accounts receivable from our sponsored mutual funds for advisory fees and advisory-related administrative services aggregate $130.1 million at December 31, 2009, and $154.0 million at December 31, 2010.

Revenues (in millions) from investment advisory services provided under agreements with our sponsored mutual funds and other investment clients include:

	2008	2009	2010
Sponsored mutual funds in the U.S.			
Stock and blended asset	$ 1,031.4	$ 843.7	$ 1,116.3
Bond and money market	207.4	224.6	278.0
	1,238.8	1,068.3	1,394.3
Other portfolios	522.2	477.8	632.5
Total investment advisory fees	$ 1,761.0	$ 1,546.1	$ 2,026.8

The following table summarizes the various investment portfolios and assets under management (in billions) on which we earn advisory fees.

	Average during			December 31,	
	2008	2009	2010	2009	2010
Sponsored mutual funds in the U.S.					
Stock and blended asset	$ 168.6	$ 139.5	$ 184.7	$ 172.7	$ 212.4
Bond and money market	47.5	52.3	66.1	60.0	70.2
	216.1	191.8	250.8	232.7	282.6
Other portfolios	142.1	129.5	171.8	158.6	199.4
	$ 358.2	$ 321.3	$ 422.6	$ 391.3	$ 482.0

Investors that we serve are primarily domiciled in the United States of America; investment advisory clients outside the United States account for 12.5% of our assets under management at December 31, 2010.

Fees for advisory-related administrative services provided to our sponsored mutual funds were $282.6 million in 2008, $249.9 million in 2009, and $266.8 million in 2010.

NOTE 3 – INVESTMENTS IN SPONSORED MUTUAL FUNDS.

These investments (in millions) at December 31 include:

	Aggregate cost	Unrealized holding gains	Aggregate fair value
2009			
Stock and blended asset funds	$ 278.6	$ 125.7	$ 404.3
Bond funds	238.9	34.3	273.2
	$ 517.5	$ 160.0	$ 677.5
2010			
Stock and blended asset funds	$ 281.7	$ 178.6	$ 460.3
Bond funds	248.5	39.1	287.6
	$ 530.2	$ 217.7	$ 747.9

Dividends, excluding capital gain distributions, earned on sponsored mutual fund investments totaled $10.4 million in 2008, $9.8 million in 2009, and $10.3 million in 2010.

NOTE 4 – DEBT SECURITIES HELD BY AND CUSTOMER DEPOSITS AT SAVINGS BANK SUBSIDIARY.

Our savings bank subsidiary holds investments in marketable debt securities, including mortgage- and other asset-backed securities, which are accounted for as available-for-sale. The following table (in millions) details the components of these investments at year end.

	2009		2010	
	Fair value	Unrealized holding gains (losses)	Fair value	Unrealized holding gains (losses)
Investments with temporary impairment (41 securities in 2010) of				
Less than 12 months	$ 14.4	$ (.3)	$ 25.0	$ (.4)
12 months or more	9.8	(.8)	6.1	(.4)
Total	24.2	(1.1)	31.1	(.8)
Investments with unrealized holding gains	158.4	4.4	153.6	4.1
Balance at December 31	$ 182.6	$ 3.3	$ 184.7	$ 3.3
Aggregate cost	$ 179.3		$ 181.4	

The unrealized losses in these investments were generally caused by changes in interest rates and market liquidity, and not by changes in credit quality. We intend to hold these securities to their maturities, which generally correlate to the maturities of our customer deposits, and believe it is more likely than not that we will not be required to sell any of these securities before recovery of their amortized cost. Accordingly, impairment of these investments is considered temporary. The adoption in 2009 of new financial reporting guidance for other-than-temporary impairments of debt securities did not have a material impact on our consolidated financial statements.

The estimated fair value of our customer deposit liability, based on discounting expected cash outflows at maturity dates that range up to five years, using current interest rates offered for deposits with the same dates of maturity, was $164.9 million at December 31, 2009, and $164.1 million at December 31, 2010.

NOTE 5 – OTHER INVESTMENTS.

These investments (in millions) at December 31 include:

	2009	2010
Cost method investments		
10% interest in Daiwa SB Investments Ltd. (Japan)	$ 13.6	$ 13.6
Other investments	27.8	34.2
Equity method investments		
26% interest in UTI Asset Management Company Limited (India)	—	154.1
Other investments	1.6	2.0
Sponsored mutual fund investments held as trading	1.8	4.8
U.S. Treasury Note	—	1.0
INR non-deliverable forward contract	.9	—
	$ 45.7	$209.7

On January 20, 2010, we completed the purchase of a 26% equity interest in UTI Asset Management Company and an affiliate from existing stockholders for 6.5 billion Indian rupees (INR) or $142.4 million, plus transaction costs of $3.2 million of which a portion was paid in 2009. The basis difference between our carrying value and UTI's book value is primarily related to consideration paid in excess of the stepped-up basis of assets and liabilities on the date of purchase. Our share of UTI's earnings in 2010 totaled $5.3 million.

In conjunction with our signing of the definitive UTI purchase agreements in November 2009, we entered into a series of rolling non-deliverable forward contracts to economically hedge the foreign currency exchange rate exposure relating to the UTI acquisition price. We recognized non-operating investment income of $2.2 million in January 2010 in the valuation and settlement of these contracts.

The U.S. Treasury note is accounted for as held-to-maturity and is recognized at the amortized cost of the notes plus accrued interest. The face value and fair value of this note is $1.0 million at December 31, 2010.

At December 31, 2010, we had outstanding commitments to make additional contributions totaling $48.2 million to various investment partnerships in which we have an existing investment.

NOTE 6 – FAIR VALUE MEASUREMENTS.

We determine the fair value of our investments using three broad levels of inputs as defined by related accounting standards:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 – unobservable inputs reflecting our own assumptions based on the best information available. We do not value any of our investments using Level 3 inputs.

These levels are not necessarily an indication of the risk or liquidity associated with our investments. There were no transfers in or out of the levels in 2009 or 2010. The following table summarizes our investments (in millions) that are recognized in our balance sheet at year end using fair value measurements determined based on the differing levels of inputs.

	Level 1	Level 2
2009		
Cash equivalents	$ 676.5	
Investments in sponsored mutual funds		
Held as available-for-sale	677.5	
Held as trading	1.8	
Debt securities held by savings bank subsidiary	—	$ 182.6
INR non-deliverable forward contract	.9	—
Total	$ 1,356.7	$ 182.6
2010		
Cash equivalents	$ 726.9	
Investments in sponsored mutual funds		
Held as available-for-sale	747.9	
Held as trading	4.8	
Debt securities held by savings bank subsidiary	—	$ 184.7
Total	$ 1,479.6	$ 184.7

NOTE 7 – PROPERTY AND EQUIPMENT.

Property and equipment (in millions) at December 31 consists of:

	2009	2010
Computer and communications software and equipment	$ 267.7	$ 317.8
Buildings and improvements	361.1	394.8
Leasehold improvements	78.7	80.7
Furniture and other equipment	109.2	108.5
Land	36.1	36.3
Leased land	2.7	2.7
	855.5	940.8
Less accumulated depreciation and amortization	342.7	380.5
	$ 512.8	$ 560.3

Compensation and related costs attributable to the development of computer software for internal use totaling $10.9 million in 2008, $7.5 million in 2009, and $8.1 million in 2010 have been capitalized.

We occupy certain office facilities, and rent computer and other equipment under noncancelable operating leases. Related rental expense was $28.2 million in 2008, $29.1 million in 2009, and $29.6 million in 2010. Future minimum payments under these leases aggregate $28.8 million in 2011, $27.4 million in 2012, $28.5 million in 2013, $27.8 million in 2014, $25.6 million in 2015, and $56.2 million in later years.

NOTE 8 – INTANGIBLE ASSETS.

Other assets include mutual fund customer-relationship intangible assets acquired in 2006. Our unamortized cost was $2.0 million at December 31, 2009, and $1.6 million at December 31, 2010.

NOTE 9 – INCOME TAXES.

The provision for income taxes (in millions) consists of:

	2008	2009	2010
Current income taxes			
U.S. federal	$ 265.9	$ 232.5	$ 323.4
Foreign	33.6	26.5	50.1
State and local	39.3	32.0	47.5
Deferred income tax benefits	(33.4)	(35.7)	(23.2)
	$ 305.4	$ 255.3	$ 397.8

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. Deferred tax benefits include $23.9 million in 2008, $22.4 million in 2009, and $27.6 million in 2010 relating to the recognition of stock-based compensation expense. Deferred tax benefits of $31.9 million in 2008 and $12.4 million in 2009 are attributable to other than temporary impairments recognized on our sponsored mutual fund investments. Deferred taxes relating to property and equipment of $17.4 million in 2008 partially offset deferred tax benefits.

The net deferred tax asset recognized in our balance sheet in other assets includes the following (in millions) at December 31.

	2009	2010
Deferred tax liabilities		
Related to property and equipment	$ (18.0)	$ (17.6)
Recognized in other comprehensive income on net unrealized holding gains	(61.4)	(85.5)
Other	(3.9)	(9.2)
	(83.3)	(112.3)
Deferred tax assets		
Related to stock-based compensation	90.6	117.2
Related to other than temporary impairments of investments in mutual funds	48.3	49.2
Related to accrued compensation	2.3	2.2
Other	6.4	4.4
	147.6	173.0
Net deferred tax asset	$ 64.3	$ 60.7

Other assets also include tax refund receivables of $18.1 million at December 31, 2009, and $31.9 million at December 31, 2010.

Cash outflows from operating activities include income taxes paid of $289.9 million in 2008, $221.6 million in 2009, and $383.0 million in 2010.

Additional income tax benefits of $69.7 million in 2008, $33.1 million in 2009, and $51.9 million in 2010 arising from stock-based compensation plans activity reduced the amount of income taxes that would have otherwise been payable.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

	2008	2009	2010
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes for current year, net of federal income tax benefits	3.3	3.1	3.0
Other items	.1	(1.0)	(.8)
Effective income tax rate	38.4%	37.1%	37.2%

The following table reconciles our unrecognized tax benefits (in millions) during the year:

	2008	2009	2010
Balance at beginning of year	$ 4.8	$ 6.3	$ 7.0
Changes in tax positions related to			
Current year	1.3	1.1	.8
Prior years	.2	(.4)	(4.0)
Balance at year end	$ 6.3	$ 7.0	$ 3.8

If recognized, these tax benefits would affect our effective tax rate; however, we do not expect that unrecognized tax benefits for tax positions taken with respect to 2010 and prior years will significantly change in 2011. Our United States federal tax obligations have been settled through the year 2000. Net interest recoverable recognized in our balance sheets was $4.5 million at December 31, 2009, and $5.6 million at December 31, 2010. Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of our provision for income taxes. Interest recognized as part of our provision for income taxes was not material.

NOTE 10 – COMMON STOCK.

AUTHORIZED SHARES.

At December 31, 2010, 54,541,538 shares of unissued common stock were authorized for issuance under our stock-based compensation plans. Additionally, 3,360,000 shares are authorized for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices. We believe that our stock-based compensation programs align the interests of our employees and directors with those of our common stockholders.

SHARE REPURCHASES.

The Board of Directors has authorized the future repurchase of up to 22,410,910 common shares as of December 31, 2010.

DIVIDENDS.

Cash dividends declared per share were $.96 in 2008, $1.00 in 2009, and $1.08 in 2010.

NOTE 11 – STOCK-BASED COMPENSATION.

STOCK OPTIONS.

The following table summarizes the status of and changes in our stock option grants during 2010.

	Options	Weighted-average exercise price	Weighted-average remaining contractual term in years
Outstanding at beginning of year	39,269,159	$ 38.10	
Semiannual grants	5,662,250	$ 48.63	
Reload grants	379,661	$ 56.74	
New hire grants	17,600	$ 51.76	
Non-employee director grants	8,000	$ 55.46	
Exercised	(6,785,583)	$ 28.33	
Forfeited	(469,650)	$ 45.92	
Expired	(321,857)	$ 61.44	
Outstanding at end of year	37,759,580	$ 41.34	6.3
Exercisable at end of year	21,797,908	$ 37.52	4.8

Net income includes a charge for stock option-based compensation expense of $71.7 million in 2008, $72.1 million in 2009, and $71.5 million in 2010, including $5.6 million, $4.1 million, and $3.2 million, respectively, for reload option grants.

The total intrinsic value of options exercised was $230.4 million in 2008, $115.7 million in 2009, and $189.4 million in 2010. At December 31, 2010, the aggregate intrinsic value of in-the-money options outstanding was $876.2 million including $589.0 million related to options exercisable.

STOCK AWARDS.

The following table summarizes the status of and changes in our nonvested restricted shares and restricted stock units during 2010.

	Restricted shares	Restricted stock units	Weighted-average fair value
Nonvested at beginning of year	587,919	310,951	$ 46.19
Granted to employees and directors	263,100	171,405	$ 48.92
Vested (value at vest date was $18.5 million)	(198,212)	(99,217)	$ 47.72
Forfeited	(14,275)	(14,938)	$ 46.10
Nonvested at end of year	638,532	368,201	$ 46.92

We recognized compensation expense for restricted shares and restricted stock units of $13.8 million in 2008, $17.0 million in 2009, and $18.0 million in 2010.

At December 31, 2010, non-employee directors hold 22,907 vested stock units that will convert to common shares upon their separation from the board.

FUTURE STOCK-BASED COMPENSATION EXPENSE.

The following table presents the compensation expense (in millions) to be recognized over the remaining vesting periods of the stock-based awards outstanding at December 31, 2010. Estimated future compensation expense will change to reflect future option grants, including reloads; future awards of unrestricted shares, restricted shares, and restricted stock units; changes in estimated forfeitures; and adjustments for actual forfeitures.

First quarter 2011	$ 19.2
Second quarter 2011	19.1
Third quarter 2011	18.6
Fourth quarter 2011	13.3
Total 2011	70.2
2012 through 2015	67.9
Total	$ 138.1

NOTE 12 – EARNINGS PER SHARE CALCULATIONS.

The reconciliation (in millions) of our net income to net income allocated to our common stockholders and the weighted average shares (in millions) that are used in calculating the basic and the diluted earnings per share on our common stock follow.

	2008	2009	2010
Net income	$ 490.8	$ 433.6	$ 672.2
Less net income allocated to outstanding restricted stock and stock unit holders	(1.1)	(1.5)	(2.8)
Net income allocated to our common stockholders	$ 489.7	$ 432.1	$ 669.4
Weighted average common shares			
Outstanding	259.3	255.9	257.2
Outstanding assuming dilution	269.9	262.3	265.1

Weighted average common shares outstanding assuming dilution reflects the potential additional dilution, determined using the treasury stock method that could occur if outstanding stock options were exercised. There are 12.4 million outstanding stock options with an average exercise price of $52.07 that, when taken together with related unrecognized compensation expense, are out-of-the-money and, therefore, not included in the 2010 weighted average common shares outstanding assuming dilution.

NOTE 13 – COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME.

The following table presents the components (in millions) of comprehensive income.

	2008	2009	2010
Net income	$ 490.8	$ 433.6	$ 672.2
Other comprehensive income (loss), net of tax			
Investments in sponsored mutual funds:			
Net unrealized holding gains (losses)	(254.7)	150.8	67.9
Capital gain distributions	(5.6)	(2.0)	(2.6)
Other than temporary impairments recognized in income	91.3	36.1	—
Net losses (gains) realized on dispositions, determined using average cost	4.5	(7.4)	(7.6)
Deferred tax benefits (income taxes)	58.4	(66.6)	(24.0)
Net unrealized holding gains (losses) of investments in sponsored mutual funds recognized in other comprehensive income	(106.1)	110.9	33.7
Debt securities held by savings bank subsidiary:			
Net unrealized holding gains (losses)	(3.0)	6.0	—
Net losses (gains) realized on dispositions, determined using average cost	—	.3	—
Deferred tax benefits (income taxes)	1.0	(2.2)	(.1)
Net unrealized holding gains (losses) of debt securities held by savings bank subsidiary recognized in other comprehensive income	(2.0)	4.1	(.1)
Total net unrealized holding gains (losses) recognized in other comprehensive income	(108.1)	115.0	33.6
Investment in UTI Asset Management Company Ltd.			
Change in currency translation adjustment	—	—	5.6
Deferred income taxes	—	—	(2.0)
Total currency translation adjustment	—	—	3.6
Total other comprehensive income (loss)	(108.1)	115.0	37.2
Total comprehensive income	$ 382.7	$ 548.6	$ 709.4

The currency translation gain results from translating our proportionate share of the financial statements of UTI, our equity method investment, into U.S. dollars. Assets and liabilities are translated into U.S. dollars using year-end exchange rates, and revenues and expenses are translated using weighted-average exchange rates for the period.

Accumulated other comprehensive income (loss) (in millions) at December 31 includes:

	2009	2010
Net unrealized holding gains on		
Investments in sponsored mutual funds	$ 160.0	$ 217.7
Debt securities held by savings bank subsidiary	3.3	3.3
	163.3	221.0
Deferred income taxes	(61.4)	(85.5)
Net unrealized holding gains	$ 101.9	$ 135.5
Currency translation adjustment, net of deferred income taxes of $2.0 million	—	3.6
Accumulated other comprehensive income	$ 101.9	$ 139.1

NOTE 14 – OTHER DISCLOSURES.

Our consolidated stockholders' equity at December 31, 2010, includes about $81 million that is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, the likelihood that an adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations is remote.

Compensation expense recognized for our defined contribution retirement plans was $43.6 million in 2008, $41.2 million in 2009, and $48.2 million in 2010.

NOTE 15 – SUPPLEMENTARY QUARTERLY FINANCIAL DATA (Unaudited).

	Net revenues	Net income	Basic earnings per share on common stock	Diluted earnings per share on common stock
	(in millions)			
2009				
1st quarter	$ 384.5	$ 48.2	$ .19	$ .19
2nd quarter	$ 442.2	$ 100.0	$ .39	$ .38
3rd quarter	$ 498.1	$ 132.9	$ .52	$ .50
4th quarter	$ 542.6	$ 152.5	$ .59	$ .57
2010				
1st quarter	$ 556.2	$ 153.0	$ .59	$ .57
2nd quarter	$ 577.4	$ 158.5	$ .61	$ .59
3rd quarter	$ 586.1	$ 169.1	$ .66	$ .64
4th quarter	$ 647.5	$ 191.6	$ .74	$ .72

The sums of quarterly earnings per share do not equal annual earnings per share because the computations are done independently.

Report of Management on Internal Control Over Financial Reporting

To the Stockholders of
T. Rowe Price Group, Inc.:

We, together with other members of management of T. Rowe Price Group, are responsible for establishing and maintaining adequate internal control over the company's financial reporting. Internal control over financial reporting is the process designed under our supervision, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2010, in relation to criteria described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that the company's internal control over financial reporting was effective as of December 31, 2010.

KPMG LLP, an independent registered public accounting firm, has audited our financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2010.

February 8, 2011

James A.C. Kennedy
Chief Executive Officer and President

Kenneth V. Moreland
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 8, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
February 8, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited T. Rowe Price Group, Inc. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, T. Rowe Price Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 8, 2011, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
February 8, 2011

CORPORATE HEADQUARTERS

100 East Pratt Street
Baltimore, Maryland 21202
United States
(410) 345-2000

OFFICE LOCATIONS

Buenos Aires, Argentina

Sydney, Australia

Toronto, Canada

Copenhagen, Denmark

Hong Kong

Tokyo, Japan

Luxembourg

Amsterdam, Netherlands

Singapore

Zurich, Switzerland

Dubai, United Arab Emirates

London, United Kingdom

United States:

San Francisco, California

Colorado Springs, Colorado

Tampa, Florida

Baltimore, Maryland

Owings Mills, Maryland

U.S. INVESTOR CENTERS

Baltimore, Maryland

Boca Raton, Florida

Colorado Springs, Colorado

Garden City, New York

Los Angeles, California

McLean, Virginia

Northbrook, Illinois

Oak Brook, Illinois

Owings Mills, Maryland

Paramus, New Jersey

Short Hills, New Jersey

Tampa, Florida

Walnut Creek, California

Washington, D.C.

Wellesley, Massachusetts

ADDITIONAL INFORMATION

SEC Form 10-K
A paper copy is available, at no charge, by sending a written request to:

Barbara A. Van Horn
Corporate Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202
Fax (410) 345-3223

A copy is available on our website: troweprice.com

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
161 North Concord Exchange
South St. Paul, MN 55075
(888) 648-8155
wellsfargo.com/
shareownerservices

Send shareholder inquiries to:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

Independent Registered Public Accounting Firm
KPMG LLP
Baltimore, MD

Annual Meeting
April 14, 2011, at 10 a.m.
T. Rowe Price Group, Inc.
Owings Mills Corporate Campus
4515 Painters Mill Road
Owings Mills, MD 21117

BOARD OF DIRECTORS

Edward C. Bernard
Vice Chairman and President, T. Rowe Price Investment Services

James T. Brady
Mid-Atlantic Managing Director, Ballantrae International Ltd.

J. Alfred Broaddus, Jr.
Retired President, Federal Reserve Bank of Richmond

Donald B. Hebb, Jr.
Chairman, ABS Capital Partners

James A.C. Kennedy
Chief Executive Officer and President

Robert F. MacLellan
Non-Executive Chairman
Northleaf Capital Partners

Brian C. Rogers
Chairman, Chief Investment Officer, and Portfolio Manager

Dr. Alfred Sommer
Dean Emeritus and University Distinguished Service Professor, Johns Hopkins Bloomberg School of Public Health

Dwight S. Taylor
Retired President, COPT Development & Construction Services, LLC

Anne Marie Whittemore
Partner, McGuireWoods LLP


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T. Rowe Price Group, Inc.
100 East Pratt Street, Baltimore, Maryland 21202
(410) 345-2000 troweprice.com